February 14, 2025

Ameet Patel
Principal Executive Officer
Bally's Chicago, Inc.
100 Westminster Street
Providence, RI 02903

       Re: Bally's Chicago, Inc.
           Amendment No. 6 to
           Registration Statement on Form S-1
           Filed February 12, 2025
           File No. 333-283772
Dear Ameet Patel:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 11, 2025 letter.

Amended registration Statement on Form S-1
General

1.     Please expand your disclosure in response to prior comment 1 to address clearly
       whether you are in compliance with the terms of the Host Community Agreement and.
       to the extent you are not in compliance, the consequences of such non-compliance.
       Also, clarify how the inability to raise the full amount in this offering and additional
       funding by Bally   s Chicago HoldCo would impact compliance with the
Host
       Community Agreement and any associated risks. In this regard we note that the agreement specifically states "Developer commits that 25% of the Project equity will be owned by Minority individuals and Minority-Owned and Controlled Businesses no later than twelve months following commencement of the Term or such later date as
 February 14, 2025
Page 2

       may be determined by the City, and will continue for no less than five years thereafter."
Legal Proceedings, page 155

2. We note your disclosure added in response to prior comment 2. Please revise to address specifically any impact on the investors in this offering that may result from the potential outcomes of the litigation. Please ensure your disclosure addresses potential outcomes that may occur either before or after the closing of the offering. Where you discuss the possibility that you could be found liable for monetary damages, please expand to indicate whether this could include punitive damages. Disclose the specific consequences to you and your investors in the event the litigation results in the Host Community Agreement being modified or terminated, any impact on the status of your casino license, and any impact on your ability to operate. Please also address whether there are any limitations on enforcement of the
       Host Community Agreement. Finally, revise the risk factors on pages 64 and 84 including the headings to those risk factors to reflect that you are currently in litigation and for consistency.
        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Senet Bishoff, Esq.